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                              Exhibit 3 to Form 8-K

                                                                 August 7, 1995

Dear Protective Life Stockholder:

In July 1987, your Board of Directors adopted our Preferred Share Purchase Rights Plan to protect the Company and its stockholders against abusive takeover tactics. In recent months, the Board has noted a marked increase in hostile merger activity.

In view of legal developments and the appreciation of the price of our stock since the original Rights Plan was adopted, your Board has decided that it would be beneficial to the Company and its stockholders to substitute a new rights plan for the original plan. Accordingly, the Board has authorized redemption of the original rights and provided for a distribution of new rights. The new rights will have an exercise price of $110 and will be distributed on August
18, 1995 to stockholders of record as of the close of business on that date.

The new rights are not being issued in response to any known effort to acquire control of the Company.

The Board of Directors has authorized the Company to pay a regular quarterly dividend on the Company's common stock of 15.5 cents per share. A cash payment of 16 cents per share will be made on September 1, 1995 to stockholders of record as of August 18, 1995, and will include the quarterly dividend of 15.5 cents per share and a payment of 0.5 cents per share for the redemption of each original right. For stockholders who participate in the Company's Dividend Reinvestment Plan, the entire cash payment will be credited to the participants' accounts and will be available for the purchase of shares under that plan.

The new rights will initially trade together with your common stock and will be represented by your common stock certificates. The new rights are not currently exercisable and do not become exercisable unless certain events occur with respect to the Company, including the acquisition by a person or group of 15% or more of the Company's voting shares. A complete description of the new rights plan will be sent to you with the dividend/redemption check in September.


                              Sincerely,

                              /s/Drayton Nabers, Jr.







                              Drayton Nabers, Jr.
                              Chairman of the Board,
                              President and Chief
                              Executive Officer

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